TSX, NYSE – HBM 2024 No. 6

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Strong First Quarter 2024 Results

Toronto, Ontario, May 14, 2024 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) today released its first quarter 2024 financial results. All amounts are in U.S. dollars, unless otherwise noted. All production and cost amounts reflect the Copper Mountain mine on a 100% basis, with Hudbay owning a 75% interest in the mine.

"We delivered another consecutive quarter of strong operational and financial performance with steady free cash flow generation and further debt reduction," said Peter Kukielski, President and Chief Executive Officer. "These results demonstrate the strength of our diversified operating base, with continued contributions from the high-grade Pampacancha deposit in Peru, better-than-planned gold production in Manitoba and benefits starting to be realized from operational stabilization efforts at the Copper Mountain mine in British Columbia. We are well on track to achieve all of our production and cost guidance metrics. Hudbay's resilient operating platform offers leading exposure to copper and unique complementary exposure to gold, which together with our quality pipeline of growth assets, provide significant upside potential for further value creation at higher copper and gold prices."

Delivered Strong First Quarter Operating and Financial Results; Production and Cost Guidance Affirmed

  Enhanced operating platform delivered consolidated copper production of 34,749 tonnes and stronger than expected gold production of 90,392 ounces in the first quarter.
  Solid operating performance was driven by continued high copper and gold grades at the Pampacancha deposit in Peru, continued high gold grades at Lalor and strong performance from the New Britannia mill in Manitoba, and the operational stabilization efforts at the Copper Mountain mine in British Columbia.
  Achieved revenue of $525.0 million and operating cash flow before change in non-cash working capital of $147.5 million in the first quarter of 2024.
  Affirmed full year 2024 consolidated copper production and cash cost guidance of 137,000 to 176,000 tonnes of copper at a cash cost of $1.05 to $1.25 per poundi and sustaining cash cost of $2.00 to $2.45 per poundi.
  Consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product creditsi, in the first quarter of 2024, were $0.16 and $1.03, respectively, consistent with strong levels achieved in the fourth quarter of 2023.
  Peru operations benefited from continued contributions from the high-grade Pampacancha satellite pit, resulting in 24,576 tonnes of copper and 29,144 ounces of gold produced in the first quarter of 2024. Peru cash cost per pound of copper produced, net of by-product creditsi, in the first quarter improved to $0.43, a 20% decrease compared to the fourth quarter of 2023.
  Manitoba operations produced 56,831 ounces of gold in the first quarter of 2024, exceeding management's quarterly cadence expectations as New Britannia continues to operate well above nameplate capacity and budgeted throughput levels. Manitoba cash cost per ounce of gold produced, net of by-product creditsi, was $736 during the first quarter of 2024 and well within guidance expectations.
  British Columbia operations produced 7,024 tonnes of copper at a cash cost per pound of copper produced, net of by-product creditsi, of $3.49 in the first quarter. Operational stabilization plans continue to be advanced at the Copper Mountain mine.

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  First quarter net earnings and earnings per share were $18.5 million and $0.05, respectively. After adjusting for a non-cash gain of $5.3 million related to a quarterly revaluation of the closed site environmental reclamation provision, a $12.8 million mark-to-market adjustment loss related to share-based compensation, gold prepayment liability and strategic gold and copper hedges and a $9.0 million write-down of property, plant and equipment ("PP&E"), among other items, first quarter adjusted earningsi per share were $0.16.
  Cash and cash equivalents increased by $34.6 million to $284.4 million during the first quarter due to strong operating cash flows bolstered by higher copper and gold prices and sales volumes enabling a $43.5 million reduction in net debti during the quarter.

Operating Performance and Financial Discipline Driving Free Cash Flow and Deleveraging

  Unique copper and gold diversification provides exposure to higher copper and gold prices and attractive free cash flow generation.
  Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the first quarter.
  Realized strong margins by maintaining low consolidated cash cost of $0.16 per pound of copper in the first quarter while benefiting from higher copper prices, positioning the company for continued significant cash flow generation in a period of high commodity prices.
  Achieved adjusted EBITDAi of $214.2 million in the first quarter and a trailing twelve month adjusted EBITDAi of $760.5 million.
  Reduced net debti to $994.2 million during the first quarter, which, together with higher levels of adjusted EBITDAi, further improved the company's net debt to adjusted EBITDA ratioi to 1.3x compared to 1.6x at the end of 2023.
  Continued deleveraging efforts with a $10 million repayment of the revolving credit facility balance in January 2024 and an additional $10 million repayment after quarter-end in May 2024.
  Increased cash and total liquidity by $45.2 million to $618.9 million as at March 31, 2024 compared to the end of 2023.

Continued Execution of Growth Initiatives to Further Enhance Copper and Gold Exposure

  Post-acquisition plans to stabilize the Copper Mountain operations remain in progress, with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. Achieved better than planned copper recoveries of 83% in the first quarter, and stabilization benefits continued to be realized subsequent to quarter end with 83% copper recoveries and approximately 40,000 tonnes per day average mill throughput in the month of April.
  Constancia's expected mine life extended by three years to 2041 as a result of mineral reserve conversion with the addition of a further mining phase at the Constancia pit.
  The New Britannia mill achieved record throughput levels, averaging 1,870 tonnes per day in the first quarter, exceeding its original design capacity of 1,500 tonnes per day due to the successful implementation of process improvement initiatives and effective preventative maintenance measures. Received permit to increase New Britannia throughput to 2,500 tonnes per day.
  Achieved copper recoveries of approximately 92% and gold recoveries of approximately 68% at the Stall mill in the first quarter of 2024 as the company continues to benefit from the Stall mill recovery improvement project, which was completed in 2023.
  The development of an access drift to the 1901 deposit in Snow Lake remains on track and on budget. 1901 is located within 1,000 metres of the existing underground ramp access to the Lalor mine. The drift is expected to reach mineralization in late-2024, which is intended to enable confirmation of the optimal mining method and conducting drilling to further evaluate the orebody and upgrade inferred gold resources to reserves.
  Progressing the three prerequisites plan (the "3-P plan") for sanctioning Copper World with deleveraging advancing towards targeted levels and remaining key state permits expected in 2024.

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  Drill permitting for highly prospective Maria Reyna and Caballito properties near Constancia continues to advance through the regulatory process with environmental impact assessment applications submitted for both properties in recent months.
  Largest annual exploration program in Snow Lake underway consisting of geophysical surveys and drill campaigns testing the newly acquired Cook Lake claims, former Rockcliff properties and near-mine exploration at Lalor.
  Advancing Flin Flon tailings reprocessing opportunities through metallurgical test work and early economic evaluation to potentially produce critical minerals and precious metals while reducing the environmental footprint.
  Entered into an option agreement with Marubeni Corporation relating to three exploration projects located near Hudbay's existing Flin Flon processing facilities.

Summary of First Quarter Results

Consolidated copper production of 34,749 tonnes in the first quarter of 2024 declined from the strong levels achieved in the fourth quarter of 2023 but was in line with mine plan expectations. Consolidated gold production of 90,392 ounces in the first quarter exceeded expectations. First quarter production benefitted from the continued mining of high copper and gold grades at the Pampacancha deposit in Peru, continued high gold grades mined at Lalor and strong performance from the New Britannia mill in Manitoba, and the operational stabilization efforts at the Copper Mountain mine in British Columbia. Full year 2024 production guidance for all metals has been affirmed.

Industry-leading consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.16 in the first quarter of 2024, consistent with the favourable levels achieved in the fourth quarter of 2023. This was primarily the result of continued high by-product credits, partially offset by higher mining costs and lower copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.03 in the first quarter of 2024 compared to $1.09 in the fourth quarter of 2023. This improvement was primarily due to lower sustaining capital expenditures. Full year 2024 consolidated cash cost, sustaining cash cost and capitalized expenditures guidance has been affirmed.

Cash generated from operating activities in the first quarter of 2024 of $139.7 million was lower than the fourth quarter of 2023 but better than anticipated, primarily because of strong gold sales volumes and higher realized copper prices, partially offset by a $30.1 million increase in cash taxes paid mainly in Peru. Operating cash flow before change in non-cash working capital of $147.5 million also exceeded expectations due to the same reasons.

Similarly, adjusted EBITDAi of $214.2 million in the first quarter of 2024 benefited from the solid operating performance outlined above and remained comparable to the strong levels achieved in recent quarters, including $274.4 million in the fourth quarter and $190.7 million in the third quarter of 2023.

Net earnings and earnings per share in the first quarter of 2024 were $18.5 million and $0.05, respectively, compared to net earnings and earnings per share of $33.5 million and $0.10, respectively in the fourth quarter of 2023. Adjusted net earningsi and adjusted net earnings per sharei in the first quarter of 2024 were $57.6 million and $0.16 per share, after adjusting for a $5.3 million non-cash gain related to the quarterly revaluation of the environmental reclamation provision at the closed sites, a $12.8 million mark-to-market revaluation loss related to share-based compensation expense, a revaluation of the gold prepayment liability and a revaluation of the company's strategic gold and copper hedges, and a $9.0 million write-down of PP&E, among other items.

As at March 31, 2024, total liquidity increased to $618.9 million, including $284.4 million in cash and cash equivalents as well as undrawn availability of $334.5 million under the company's revolving credit facilities. Net debt declined by $43.5 million during the quarter to $994.2 million as at March 31, 2024. Based on expected free cash flow generation beyond the first quarter of 2024, the company continues to make progress on the deleveraging targets as outlined in the 3-P plan for sanctioning Copper World.

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Consolidated Financial Condition ($000s)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Cash and cash equivalents	284,385	249,794	255,563
Total long-term debt	1,278,587	1,287,536	1,225,023
Net debt[1]	994,202	1,037,742	969,460
Working capital[2]	200,850	135,913	100,987
Total assets	5,231,283	5,312,634	4,367,982
Equity[3]	2,107,532	2,096,811	1,574,521
Net debt to adjusted EBITDA1,[4]	1.3	1.6	2.1

1 Net debt and net debit to adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

3 Equity attributable to owners of the company.

4 Net debt to adjusted EBITDA for the 12 month period.

Consolidated Financial Performance		Three Months Ended
		Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Revenue	$000s	524,989	602,189	295,219
Cost of sales	$000s	373,035	405,433	228,706
Earnings before tax	$000s	67,750	80,982	17,430
Net earnings	$000s	18,535	33,528	5,457
Basic earnings per share	$/share	0.05	0.10	0.02
Adjusted earnings per share[1]	$/share	0.16	0.20	0.00
Operating cash flow before change in non-cash working capital	$ millions	147.5	246.5	85.6
Adjusted EBITDA[1]	$ millions	214.2	274.4	101.9

1 Adjusted earnings per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section.

TSX, NYSE – HBM 2024 No. 6

Consolidated Production and Cost Performance		Three Months Ended[1]
		Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Contained metal in concentrate and doré produced[2]
Copper	tonnes	34,749	45,450	22,562
Gold	ounces	90,392	112,776	47,240
Silver	ounces	947,917	1,197,082	702,809
Zinc	tonnes	8,798	5,747	9,846
Molybdenum	tonnes	397	397	289
Payable metal sold
Copper	tonnes	33,608	44,006	18,541
Gold[3]	ounces	108,081	104,840	49,720
Silver[3]	ounces	1,068,848	1,048,877	541,884
Zinc	tonnes	6,119	7,385	5,628
Molybdenum	tonnes	415	468	254
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.16	0.16	0.85
Sustaining cash cost	$/lb	1.03	1.09	1.83
All-in sustaining cash cost	$/lb	1.32	1.31	2.07

1Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes total payable gold and silver in concentrate and in doré sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

TSX, NYSE – HBM 2024 No. 6

Peru Operations Review

Peru Operations		Three Months Ended
		Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Constancia ore mined[1]	tonnes	2,559,547	973,176	3,403,181
Copper	%	0.31	0.30	0.34
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	2.79	2.26	2.52
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined	tonnes	2,214,354	5,556,613	897,295
Copper	%	0.56	0.56	0.49
Gold	g/tonne	0.32	0.32	0.52
Silver	g/tonne	4.64	4.84	5.12
Molybdenum	%	0.02	0.01	0.01
Total ore mined	tonnes	4,773,901	6,529,789	4,300,476
Strip ratio[4]		1.95	1.26	1.84
Ore milled	tonnes	8,077,962	7,939,044	7,663,728
Copper	%	0.36	0.48	0.33
Gold	g/tonne	0.15	0.25	0.08
Silver	g/tonne	3.48	4.20	3.69
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	84.9	87.4	81.7
Gold recovery	%	73.4	77.6	56.8
Silver recovery	%	70.7	78.0	60.7
Molybdenum recovery	%	43.2	33.6	34.8
Contained metal in concentrate
Copper	tonnes	24,576	33,207	20,517
Gold	ounces	29,144	49,418	11,206
Silver	ounces	639,718	836,208	552,167
Molybdenum	tonnes	397	397	289
Payable metal sold
Copper	tonnes	23,754	31,200	16,316
Gold	ounces	42,677	38,114	11,781
Silver	ounces	753,707	703,679	392,207
Molybdenum	tonnes	415	468	254
Combined unit operating cost2,[3]	$/tonne	10.92	12.24	11.47
Cash cost[3]	$/lb	0.43	0.54	1.36
Sustaining cash cost[3]	$/lb	1.06	1.21	2.12

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

4 Strip ratio is calculated as waste mined divided by ore mined.

During the first quarter of 2024, the Peru operations produced 24,576 tonnes of copper, 29,144 ounces of gold, 639,718 ounces of silver and 397 tonnes of molybdenum. While high grade copper and gold ore continued to be mined from Pampacancha in the first quarter of 2024, the mill processed less Pampacancha ore than in the fourth quarter of 2023, which resulted in lower copper, gold and silver production, in line with mine plan expectations. The company is on track to achieve its 2024 production guidance for all metals in Peru.

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The Constancia operations benefited from strong mill throughput, averaging 89,000 tonnes per day in the first quarter. Mill ore feed has reverted to the typical blend of approximately one-third from Pampacancha and two-thirds from Constancia, which is expected to continue throughout 2024. The operations benefited from strong cost performance, achieving lower unit operating costs, cash cost and sustaining cash cost compared to the fourth quarter of 2023. Cash cost also benefited from higher gold sales volumes in the first quarter of 2024.

Total ore mined in the first quarter of 2024 decreased by 27% compared to the fourth quarter of 2023, and was in line with the mine plan, which included supplemental ore feed from stockpiles during the quarter as the company advances pit stripping activities. Ore mined from Pampacancha during the first quarter was 2.2 million tonnes at average grades of 0.56% copper and 0.32 grams per tonne gold.

Ore milled during the first quarter of 2024 was 2% higher than the fourth quarter of 2023 mainly due to the treatment of softer ore from stockpiles. Milled copper and gold grades decreased in the first quarter of 2024 compared to the fourth quarter of 2023 as a result of a normalized blending of ore feed from Pampacancha, as described above. Recoveries of copper, gold and silver during the first quarter of 2024 were 84.9%, 73.4% and 70.7%, respectively, and were in line with metallurgical models.

Combined mine, mill and G&A unit operating costsi in the first quarter were $10.92 per tonne, 11% lower than the fourth quarter of 2023 primarily due to lower milling costs and higher ore throughput.

Cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2024 was $0.43, a 20% improvement over the favourable levels achieved in the fourth quarter of 2023 primarily due to higher by-product credits, lower milling costs, lower treatment and refining costs and lower freight costs, partially offset by higher copper production. Cash cost for the quarter was below the low end of the 2024 guidance range primarily due to high gold by-product credits, and it is expected to increase during the remainder of 2024 with full year cash cost expected to be within the 2024 guidance range.

Sustaining cash cost per pound of copper produced, net of by-product creditsi, for the first quarter of 2024 was $1.06, a 12% improvement over the fourth quarter of 2023 primarily due to the same factors affecting cash cost.

The collective bargaining agreement with the labour union representing a portion of the Constancia workforce expired in November 2023, and Hudbay continues to negotiate the terms of a new agreement with the union.

In March 2024, the Peruvian Ministry of Energy and Mines indicated an intention to make regulatory changes to allow mining companies to increase their permitted mill throughput levels by up to 10%. The company is monitoring the status of this proposed regulation and evaluating the potential to increase future production at Constancia.

TSX, NYSE – HBM 2024 No. 6

Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Lalor
Ore mined	tonnes	407,708	372,384	373,599
Gold	g/tonne	4.84	5.92	3.96
Copper	%	0.84	1.04	0.57
Zinc	%	2.92	2.20	3.32
Silver	g/tonne	23.44	28.92	18.24
New Britannia
Ore milled	tonnes	170,409	165,038	143,042
Gold	g/tonne	7.03	8.03	6.05
Copper	%	1.13	1.46	0.61
Zinc	%	0.82	0.85	0.76
Silver	g/tonne	21.6	27.97	22.39
Gold recovery[1]	%	88.6	89.0	87.9
Copper recovery	%	96.2	91.6	91.7
Silver recovery[1]	%	82.0	83.2	79.1
Stall Concentrator
Ore milled	tonnes	219,358	228,799	242,619
Gold	g/tonne	3.07	4.22	2.78
Copper	%	0.64	0.73	0.59
Zinc	%	4.54	3.20	4.81
Silver	g/tonne	24.46	28.63	17.14
Gold recovery	%	68.0	67.5	61.9
Copper recovery	%	91.7	92.0	87.0
Zinc recovery	%	88.4	78.5	84.4
Silver recovery	%	59.8	61.8	56.3
Total contained metal in concentrate and doré[2]
Gold	ounces	56,831	59,863	36,034
Copper	tonnes	3,149	3,735	2,045
Zinc	tonnes	8,798	5,747	9,846
Silver	ounces	219,823	255,579	150,642
Total payable metal sold
Gold[3]	ounces	62,003	63,635	37,939
Copper	tonnes	2,921	3,687	2,225
Zinc	tonnes	6,119	7,385	5,628
Silver[3]	ounces	231,841	246,757	149,677
Combined unit operating cost[4,5]	C$/tonne	235	216	216
Gold cash cost[5]	$/oz	736	434	938
Gold sustaining cash cost[5]	$/oz	950	788	1,336

1 Gold and silver recovery includes total recovery from concentrate and doré.

2 Doré includes sludge, slag and carbon fines in three ended March 31, 2024, December 31, 2023 and March 31, 2023.

3 Includes total payable precious metals in concentrate and in doré sold.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

5 Combined unit cost, gold cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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The Manitoba operations produced 56,831 ounces of gold, 3,149 tonnes of copper, 8,798 tonnes of zinc and 219,823 ounces of silver during the first quarter of 2024. Production of gold in the first quarter was better than expected as a result of many operational improvement initiatives and record performance from the New Britannia mill, as described below. The company is on track to achieve its 2024 production guidance for all metals in Manitoba.

The strong production results in the first quarter of 2024 were partly attributed to the successful implementation of improvement initiatives at the Lalor mine that were completed in the second half of 2023 and in early 2024. Noteworthy improvements include high shaft availability, efficient ore hoisting, stope fragmentation reduction and mucking productivity enhancements. In 2024, the company's primary focus entails implementing stope design modifications aimed at improving mucking efficiency throughout a stope's lifecycle. The company also continues to focus on maintaining the quality of ore production with elevated metal grades through diligent efforts to minimize dilution and enhance ore recovery from stopes.

Total ore mined in Manitoba in the first quarter of 2024 was 9% higher than the fourth quarter of 2023. Grades for all metals reflect the successful execution of the company's strategic mine plan that prioritizes gold and copper production with a focus on enhanced ore recovery. This resulted in the continued mining of higher gold and copper grade zones and robust grade control practices, including assaying and sampling of blastholes, which further improved ore quality. This also resulted in reduced mining from the zinc areas, lowering the overall zinc grade at Lalor in the first quarter of 2024, in line with the mine plan.

Consistent with the company strategy of allocating more Lalor ore feed to New Britannia, the New Britannia mill throughput averaged a record 1,870 tonnes per day in the first quarter of 2024, a 4% improvement over the previous record level achieved in the fourth quarter of 2023. Recoveries of gold, copper and silver in the first quarter of 2024 were 88.6%, 96.2% and 82.0%, respectively.

The Stall mill processed 4% less ore in the first quarter of 2024 than the fourth quarter of 2023, which is aligned with the strategy of allocating more Lalor ore feed to New Britannia, as noted above. With the completion of the Stall mill recovery improvement project in 2023, recoveries of gold, copper and silver in the first quarter of 2024 were consistent with the fourth quarter, achieving targeted gold recovery levels of approximately 68%.

Combined mine, mill and G&A unit operating costsi in the first quarter of 2024 were C$235 per tonne, a small increase of 9% compared to the fourth quarter of 2023 due to higher mining costs as a result of lower capitalized development costs and longer haulage distances and higher milling costs at Stall associated with lower throughput.

Cash cost per ounce of gold produced, net of by-product creditsi, in the first quarter of 2024 was $736, an increase compared to the uncharacteristically low fourth quarter of 2023 which benefitted from record gold production and higher by-product credits. However, the first quarter cash cost was well positioned at the lower end of the 2024 cash cost guidance range, and the company expects full year gold cash cost to remain within the 2024 guidance range.

Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the first quarter of 2024 was $950, an increase compared to the fourth quarter of 2023 primarily due to the same factors affecting cash cost as well as lower sustaining capital costs during the quarter.

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The New Britannia mill achieved record quarterly throughput of 1,870 tonnes per day in the first quarter due to ongoing improvement initiatives and effective preventative maintenance measures. Noteworthy enhancements in the elution circuit, which facilitates efficient carbon transfer and gold stripping, have bolstered gold recovery to doré. During the first quarter, Hudbay received a permit approval from the Manitoba Environment and Climate Change ministry ("MECC") to increase the New Britannia mill production rate above nameplate capacity to 2,500 tonnes per day. This key approval aligns with the company's long-term objectives to further increase gold production at the Snow Lake operations by directing more gold ore from Lalor to the New Britannia mill to achieve higher gold recoveries.

At the Anderson tailings facility, Hudbay successfully improved the tailings deposition process during the quarter, leveraging new equipment and procedural refinements, enabling optimized storage capacity and deferred dam construction capital to future years. To further optimize the storage capacity of the facility, a permit to conduct a subaerial tailings deposition trial study was submitted to MECC during the quarter.

British Columbia Operations Review

British Columbia Operations		Three Months Ended[5]
		Mar. 31, 2024	Dec. 31, 2023
Ore mined[1]	tonnes	3,722,496	2,627,398
Waste mined	tonnes	15,276,598	14,032,093
Strip ratio[2]		4.10	5.34
Ore milled	tonnes	3,180,149	3,261,891
Copper	%	0.27	0.33
Gold	g/tonne	0.07	0.06
Silver	g/tonne	1.19	1.36
Copper recovery	%	83.4	78.8
Gold recovery	%	61.8	54.1
Silver recovery	%	72.4	73.8
Total contained metal in concentrate[2]
Copper	tonnes	7,024	8,508
Gold	ounces	4,417	3,495
Silver	ounces	88,376	105,295
Total payable metal sold
Copper	tonnes	6,933	9,119
Gold	ounces	3,401	3,091
Silver	ounces	83,300	98,441
Combined unit operating cost[3,4]	C$/tonne	23.67	20.90
Cash cost[4]	$/lb	3.49	2.67
Sustaining cash cost[4]	$/lb	4.85	3.93

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

5 Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

During the first quarter of 2024, the British Columbia operations produced 7,024 tonnes of copper, 4,417 ounces of gold and 88,376 ounces of silver. Production of copper and silver was lower than the fourth quarter of 2024 primarily as a result of lower head grades, partially offset by higher recoveries. Production of gold was higher than the fourth quarter of 2024 as a result of higher grades and higher recoveries. The company is on track to achieve 2024 production guidance for all metals in British Columbia.

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Since completing the acquisition of Copper Mountain on June 20, 2023, Hudbay has been focused on advancing operational stabilization plans, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives that mirror Hudbay's successful processes at Constancia. While the benefits of these stabilization plans are not expected to be fully realized until 2025, the company successfully increased the total tonnes moved and has seen stronger mill performance as demonstrated by higher mill availability and above-target copper recoveries of 83.4% in the first quarter of 2024, achieving the highest quarterly copper recoveries in the last decade. Stabilization benefits continued to be realized into April with 83% copper recoveries and approximately 40,000 tonnes per day average mill throughput, an increase of approximately 9% over throughput levels in the first quarter.

Hudbay has exceeded the targeted $10 million in annualized corporate synergies and is on track to realize the three-year annual operating efficiencies target.

Total ore mined at Copper Mountain in the first quarter of 2024 was 3.7 million tonnes, a 42% increase versus the fourth quarter of 2023. The mine operations team continues to implement a fleet production ramp up plan to remobilize idle capital equipment at the Copper Mountain site as part of the accelerated stripping program to access higher head grades. This plan entails remobilization of the mining truck fleet, deployment of an additional shovel, production drill and associated equipment. During the quarter, the company also advanced the delivery of five haul trucks to self-perform additional stripping activities over the next three years at a lower cost than the contractor mining approach that was contemplated in the technical report. As a result, total material moved is expected to continue to increase quarter over quarter in line with the mine plan.

The mill processed 3.2 million tonnes of ore during the first quarter of 2024, a 3% decrease versus the fourth quarter of 2023. Benefiting from stabilization and reliability initiatives within the comminution circuit, the average mill availability during the first quarter of 2024 increased by approximately 4% to 90.4%, compared to the fourth quarter of 2023, while maintaining a stable throughput rate. Mill throughput in the first quarter 2024 was impacted by reduced reliability of the crushing circuit, caused primarily by elevated levels of magnetite and scrap metal as mining progresses through areas of historical underground workings. During the quarter, a number of initiatives were advanced to address these issues and other identified constraints and improve throughput to targeted levels, with the benefits expected to be realized throughout the rest of 2024. These initiatives include reprogramming of the mill expert system, installation of advanced semi-autogenous grinding (SAG) control instrumentation, redesign of the SAG liner package and updated operational procedures intended to remove magnetite from the pebble stream.

Maintenance practices to improve mill availability continue to be a key pillar of the stabilization initiatives. The first quarter planned maintenance shutdown focused on achieving 100% compliance to planned execution. Future maintenance practice enhancements are planned for rollout over the second and third quarters of 2024, which entail the implementation of improved maintenance management processes and a change in the maintenance organizational structure. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance.

Milled copper grades during the first quarter of 2024 averaged 0.27%, lower than the fourth quarter of 2023 but higher than the reserve grade of 0.25%. Copper recoveries of 83.4% were higher than the fourth quarter of 2023 and higher than expectations for the first quarter due to relieving the regrind circuit constraint and implementing the flotation operational strategy improvements, including reagent selection and dose modification.

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Work continues on the expert system that controls mill feed with implementation expected during the second quarter. Throughput in April increased to approximately 40,000 tonnes per day as the mill began realizing benefits from the recalibrated expert system, amongst other initiatives. The benefits of the operational stabilization improvements are expected to continue to be realized throughout 2024. The company is also accelerating engineering studies to debottleneck and increase the nominal plant capacity to 50,000 tonnes per day earlier than was contemplated in the technical report.

Combined mine, mill and G&A unit operating costs in the first quarter of 2024 were C$23.67 per tonne milled, 13% higher than the fourth quarter of 2023 primarily due to higher mining costs. Combined unit operating costs are expected to decrease over time as the company continues to implement its stabilization and optimization initiatives at Copper Mountain. As the hiring and training of additional haul truck drivers continues, the company expects to have a fully trained complement of truck drivers by July to support the larger mining fleet, which is expected to increase material moved and reduce unit operating costs.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2024 were $3.49 and $4.85, respectively. Cash cost for the quarter was above the upper end of the 2024 guidance range; however, it is expected to decline during the remainder of 2024 and the full year cash cost is expected to be within the 2024 guidance range.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

Hudbay delivered a third successive quarter of positive free cash flow during the first quarter of 2024 as the company executed its plan for higher copper and gold production from Pampacancha and higher gold production at Lalor, both driven by higher grades, throughput and recoveries. The company continues to expect to see strong production levels throughout 2024 from sustained higher grades in Peru and Manitoba, along with additional production from Copper Mountain.

During the first quarter, Hudbay completed $10 million in net repayments on its revolving credit facilities. The company also completed three additional months of deliveries under the gold forward sale and prepay agreement, further reducing the outstanding gold prepayment liability, and is scheduled to fully repay the gold prepay facility by August 2024. Despite these debt repayments and gold deliveries, the company increased its cash and cash equivalents to $284.4 million and reduced overall net debt to $994.2 million as at March 31, 2024, compared to $249.8 million and $1,037.7 million, respectively, as at December 31, 2023. The $43.5 million decline in net debt, together with higher levels of adjusted EBITDAi in the first quarter, have improved Hudbay's net debt to adjusted EBITDA ratioi to 1.3x compared to 1.6x at the end of 2023. Subsequent to quarter-end, the company continued the deleveraging efforts with an additional $10 million repayment on the revolving credit facilities in May 2024.

During the first quarter, the company continued to exercise financial discipline and take steps to support free cash flow generation during the stabilization period at Copper Mountain. To this end, Hudbay entered into new forward sales contracts at Copper Mountain for a total of 3,600 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.97 per pound, as well as zero-cost collars for 3,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $4.00 per pound and an average cap price of $4.36 per pound. As at March 31, 2024, 15.9 million pounds of copper forwards and 19.8 million pounds of copper collars were outstanding, representing approximately 44% of 2024 production guidance levels for Copper Mountain. The company also entered into zero-cost collars for 36,000 ounces of gold production over the period from April to December 2024 at an average floor price of $2,088 per ounce and an average cap price of $2,458 per ounce.

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Annual Reserve and Resource Update

Hudbay provided its annual mineral reserve and resource update on March 28, 2024. Current mineral reserve estimates at Constancia and Pampacancha total an aggregate of approximately 548 million tonnes at 0.27% copper with approximately 1.5 million tonnes of contained copper. The expected mine life of Constancia has been extended by three years to 2041 as a result of the successful conversion of mineral resources to mineral reserves with the addition of a further mining phase at the Constancia pit following positive geotechnical drilling studies in 2023. There remains potential for further reserve conversion and future mine life extensions at Constancia through an additional 172 million tonnes of measured and indicated resources at 0.22% copper and 37 million tonnes of inferred resources at 0.40% copper, in each case, exclusive of mineral reserves.

Current mineral reserve estimates in Snow Lake total 17 million tonnes with approximately 2 million ounces in contained gold, and the expected mine life of the Snow Lake operations has been maintained until 2038. The Snow Lake operations continue to achieve higher gold production levels due to the New Britannia mill operating well above design capacity, the recent completion of the Stall mill recovery improvement project in 2023 and the implementation of several optimization initiatives at the Lalor mine to improve the quality of ore production and minimize waste dilution. There remains another 1.4 million ounces of gold in inferred resources in Snow Lake that have the potential to maintain strong annual gold production levels beyond 2030 and further extend the mine life in Snow Lake. The company is advancing an access drift at the nearby 1901 deposit to enable infill drilling aimed at converting the inferred mineral resources in the gold lenses to mineral reserves.

Current mineral reserve estimates at the Copper Mountain mine total 367 million tonnes at 0.25% copper and 0.12 grams per tonne gold with approximately 900,000 tonnes of contained copper and 1.4 million ounces of contained gold. Hudbay acquired the Copper Mountain mine as part of the acquisition of Copper Mountain Mining Corporation in June 2023. The company holds a 75% interest in the Copper Mountain mine, while Mitsubishi Materials Corp. holds the remaining 25% interest. The current mineral reserve estimates support a 21-year mine life, as previously disclosed in Hudbay's first National Instrument 43-101 technical report in respect of the Copper Mountain mine filed in December 2023 (the "Copper Mountain Technical Report"). There exists significant upside potential for reserve conversion and extending mine life beyond 21 years through an additional 140 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 370 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, in each case, exclusive of mineral reserves.

Hudbay released updated three-year production guidance with its annual mineral reserve and resource update, as presented below. Consolidated copper production over the next three years is expected to average 153,000ii tonnes, representing an increase of 16% from 2023 levels. Consolidated gold production over the next three years is expected to average 272,500ii ounces, reflecting continued high annual gold production levels in Manitoba and a smoothing of Pampacancha high grade gold zones in Peru over the 2023 to 2025 period. Annual production at the Constancia operations is expected to average approximately 101,000ii tonnes of copper and 62,000ii ounces of gold over the next three years. Annual gold production from Snow Lake is expected to average approximately 185,000ii ounces over the next three years, in line with 2023 levels. Annual copper production at the British Columbia operations is expected to average approximately 41,000ii tonnes of copper over the next three years. British Columbia production guidance ranges in 2024 and 2025 are wider than typical ranges and coincide with the operation ramp up activities over the stabilization period. Copper production at the Copper Mountain mine is expected to increase by 32% in 2026 compared to 2024, reflecting operational improvements consistent with the Copper Mountain Technical Report.

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3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2024 Guidance	2025 Guidance	2026 Guidance
Peru
Copper	tonnes	98,000 - 120,000	94,000 - 115,000	80,000 - 100,000
Gold	ounces	76,000 - 93,000	70,000 - 90,000	15,000 - 25,000
Silver	ounces	2,500,000 - 3,000,000	2,700,000 - 3,300,000	1,500,000 - 1,900,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

Manitoba
Gold	ounces	170,000 - 200,000	170,000 - 200,000	170,000 - 200,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Copper	tonnes	9,000 - 12,000	8,000 - 12,000	10,000 - 14,000
Silver	ounces	750,000 - 1,000,000	800,000 - 1,100,000	800,000 - 1,100,000

British Columbia[2]
Copper	tonnes	30,000 - 44,000	30,000 - 45,000	44,000 - 54,000
Gold	ounces	17,000 - 26,000	24,000 - 36,000	24,000 - 29,000
Silver	ounces	300,000 - 455,000	290,000 - 400,000	450,000 - 550,000

Total
Copper	tonnes	137,000 - 176,000	132,000 - 172,000	134,000 - 168,000
Gold	ounces	263,000 - 319,000	264,000 - 326,000	209,000 - 254,000
Zinc	tonnes	27,000 - 35,000	25,000 - 33,000	18,000 - 24,000
Silver	ounces	3,550,000 - 4,455,000	3,790,000 - 4,800,000	2,750,000 - 3,550,000
Molybdenum	tonnes	1,250 - 1,500	1,200 - 1,600	1,500 - 1,900

1 Metal reported in concentrate and doré is prior to treatment or refining losses or deductions associated with smelter terms.

2 Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.

Advancing Permitting at Copper World

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. Hudbay continues to expect to receive these two outstanding state permits in 2024. Hudbay also received the floodplain use permit approval from Pima County in April 2024.

Copper World is one of the highest-grade open pit copper projects in the Americasiii with proven and probable mineral reserves of 385 million tonnes at 0.54% copper. There remains approximately 60% of the total copper contained in measured and indicated mineral resources (exclusive of mineral reserves), providing significant potential for Phase II expansion and mine life extension. In addition, the inferred mineral resource estimates are at a comparable copper grade and also provide significant upside potential.

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Exploration Update

Progressing Maria Reyna and Caballito Exploration Permits

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment applications were submitted for the Maria Reyna property in November 2023 and for the Caballito property in April 2024.

Executing Largest Snow Lake Exploration Program

The planned 2024 exploration program is Hudbay's largest Snow Lake program in company history and consists of modern geophysical programs and multi-phased drilling campaigns:

• Modern geophysics program - A majority of the newly acquired Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway including surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface.

• Multi-phased drilling program - The results from the winter 2024 surface drill program near Lalor are being analyzed and the company is planning follow-up drill programs for the balance of 2024.

The goal of the 2024 exploration program is to test mineralized extensions of the Lalor deposit and to find a new anchor deposit within trucking distance of the Snow Lake processing infrastructure, which has the potential to extend the life of the Snow Lake operations beyond 2038.

Advancing Access to the 1901 Deposit

In the first quarter of 2024, the company commenced the development of a smaller profile drift from the existing Lalor ramp towards the 1901 deposit. The 1901 development and exploration drift is proceeding on schedule and on budget and is expected to reach the mineralization in late-2024, followed by planned definition drilling in 2025 intended to confirm the optimal mining method, evaluate the orebody geometry and continuity, and convert inferred mineral resources in the gold lenses to mineral reserves. In addition to the benefits of being able to cycle development rounds faster, the smaller profile drift has significantly reduced the cost per metre of advance by 33% compared to average 2023 development costs incurred at Lalor.

Unlocking Value Through Flin Flon Tailings Reprocessing

Hudbay is advancing studies to evaluate the opportunity to reprocess Flin Flon tailings where more than 100 million tonnes of tailings have been deposited for over 90 years from the mill and the zinc plant. The studies are evaluating the potential to use the existing Flin Flon concentrator, which is currently on care and maintenance after the closure of the 777 mine in 2022, with flow sheet modifications to reprocess tailings to recover critical minerals and precious metals while creating environmental and social benefits for the region. The company is completing metallurgical test work and an early economic study to evaluate the tailings reprocessing opportunity.

The Flin Flon tailings facility contains materials generated from the metallurgical complex and confirmatory drilling has been conducted over the last several years:

TSX, NYSE – HBM 2024 No. 6

• Mill tailings - Initial confirmatory drilling completed in 2022 indicated higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. In 2023, Hudbay advanced metallurgical test work and evaluated metallurgical technologies, including the signing of a test work co-operation agreement with Cobalt Blue Holdings ("COB") examining the use of COB technology to treat Flin Flon mill tailings. Initial results from preliminary roasting test work were encouraging in converting more than 90% of pyrite into pyrrhotite and molten sulphur, and the project has been advanced to the next stage of testing.

• Zinc plant tailings - This section of the tailings facility was previously unable to be drilled in 2022 due to water levels from operations. The water levels have receded since the completion of operations in mid-2022, and in 2024, Hudbay completed an initial confirmatory drill program in this portion of the tailings facility with results pending.

A key benefit of tailings reprocessing is the potential to reduce the environmental footprint by removing acid-generating properties of the tailings, which would improve the environmental impacts through higher quality water in the tailings facility and reduce the need for long-term water treatment.

Marubeni Flin Flon Exploration Partnership

In March 2024, Hudbay entered into an option agreement (the "Marubeni Option Agreement") with Marubeni Corporation, pursuant to which Hudbay has granted Marubeni's wholly-owned Canadian subsidiary an option to acquire a 20% interest in three projects located within trucking distance of Hudbay's existing processing facilities in the Flin Flon area. Pursuant to the Marubeni Option Agreement, the option holder must fund a minimum of C$12 million in exploration expenditures over a period of approximately five years in order to exercise its option. All three projects hold past producing mines that generated meaningful production with attractive grades of both base metals and precious metals. The properties remain highly prospective with potential for further discovery based on the attractive geological setting, limited historical deep drilling and promising geochemical and geophysical targets.

Upon successful completion of the option holder's earn-in obligations and the exercise of the option, a joint venture will be formed to hold the selected projects with Hudbay, acting as operator, holding an 80% interest and Marubeni indirectly holding the remaining 20% interest.

TSX, NYSE – HBM 2024 No. 6

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA524

Financial Statements:

https://www.hudbayminerals.com/FS524

Conference Call and Webcast

Date:	Tuesday, May 14, 2024

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-764-8650 or 1-888-664-6383 Additional Dial-in

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit costs and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the company to assess its financial leverage and debt capacity. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

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The following tables provide detailed reconciliations to the most comparable IFRS measures.

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net earnings for the period	18.5	33.5	5.4
Tax expense	49.3	47.5	12.0
Earnings before tax	67.8	81.0	17.4
Adjusting items:
Mark-to-market adjustments[1]	12.8	12.7	6.8
Foreign exchange loss	4.8	4.2	0.3
Inventory adjustments	-	1.4	-
Variable consideration adjustment - stream revenue and accretion	4.0	-	(5.0)
Premium paid on redemption of notes	-	2.2	-
Re-evaluation adjustment - environmental provision[2]	(5.3)	34.0	(8.2)
Insurance recovery	-	(4.2)	-
Value-added-tax recovery	-	(3.9)	-
Write off fair value of the Copper Mountain bonds	-	(1.0)	-
Reduction of obligation to renounce flow-through expenditures	(0.7)	-	-
Restructuring charges	0.9	0.6	-
Loss on disposal of investments	-	-	0.7
Write-down/loss on disposal of PP&E	9.0	6.6	0.1
Adjusted earnings before income taxes	93.3	133.6	12.1
Tax expense	(49.3)	(47.5)	(12.0)
Tax impact on adjusting items	13.6	(14.8)	-
Adjusted net earnings	57.6	71.3	0.1
Adjusted net earnings ($/share)	0.16	0.20	0.00
Basic weighted average number of common shares outstanding (millions)	350.8	349.1	262.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings or loss and share-based compensation expenses.

2 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net earnings for the period	18.5	33.5	5.4
Add back:
Tax expense	49.3	47.5	12.0
Net finance expense	44.0	48.9	35.0
Other expenses	16.3	10.6	5.0
Depreciation and amortization	109.3	121.9	67.4
Amortization of deferred revenue and variable consideration adjustment	(23.2)	(26.5)	(15.9)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(5.3)	34.0	(8.2)
Inventory adjustments	-	1.4	-
Option agreement proceeds	(0.4)	-	-
Share-based compensation expense[1]	5.7	3.1	1.2
Adjusted EBITDA	214.2	274.4	101.9

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

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Net Debt Reconciliation

(in $ thousands)
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Total long-term debt	1,278,587	1,287,536	1,225,023
Less: Cash and cash equivalents	284,385	249,794	255,563
Net debt	994,202	1,037,742	969,460
(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	994.2	1,037.7	969.5
Adjusted EBITDA (12 month period)	760.5	647.8	467.3
Net debt to adjusted EBITDA	1.3	1.6	2.1

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	LTM[1]
Net earnings (loss) for the period	18.5	33.5	45.5	(14.9)	82.6
Add back:
Tax expense (recovery)	49.3	47.5	38.7	(15.8)	119.7
Net finance expense	44.0	48.9	30.9	30.5	154.3
Other expenses	16.3	10.6	8.9	13.9	49.7
Depreciation and amortization	109.3	121.9	113.8	88.7	433.7
Amortization of deferred revenue and variable consideration adjustment	(23.2)	(26.5)	(16.8)	(18.1)	(84.6)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(5.3)	34.0	(32.4)	(4.7)	(8.4)
Inventory adjustments	-	1.4	-	0.9	2.3
Option agreement proceeds	(0.4)	-	-	-	(0.4)
Share-based compensation expenses[2]	5.7	3.1	2.1	0.7	11.6
Adjusted EBITDA	214.2	274.4	190.7	81.2	760.5

1 LTM (last twelve months) as of March 31, 2024.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

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Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Peru	54,181	73,209	45,233
British Columbia[2]	15,485	18,755	-
Manitoba	6,942	8,234	4,508
Net pounds of copper produced	76,608	100,198	49,741

1 Contained copper in concentrate.

2 Includes 100% of Copper Mountain mine production, Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the period ended March 31, 2023.

Consolidated	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	102,133	1.33	89,587	0.89	64,538	1.30
Milling	83,474	1.09	90,763	0.91	61,039	1.23
G&A	38,335	0.50	38,937	0.39	26,555	0.53
Onsite costs	223,942	2.92	219,287	2.19	152,132	3.06
Treatment & refining	27,664	0.36	35,665	0.36	18,495	0.37
Freight & other	27,062	0.36	32,273	0.32	17,776	0.36
Cash cost, before by-product credits	278,668	3.64	287,225	2.87	188,403	3.79
By-product credits	(266,686)	(3.48)	(271,738)	(2.71)	(146,111)	(2.94)
Cash cost, net of by-product credits	11,982	0.16	15,487	0.16	42,292	0.85

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Consolidated	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	14,589	0.19	18,474	0.18	17,374	0.35
Gold[3]	209,812	2.74	216,178	2.16	93,479	1.88
Silver[3]	23,039	0.30	22,698	0.23	11,998	0.24
Molybdenum & other	19,246	0.25	14,388	0.14	23,260	0.47
Total by-product credits	266,686	3.48	271,738	2.71	146,111	2.94
Reconciliation to IFRS:
Cash cost, net of by-product credits	11,982		15,487		42,292
By-product credits	266,686		271,738		146,111
Treatment and refining charges	(27,664)		(35,665)		(18,495)
Share-based compensation expense	355		301		79
Inventory adjustments	(24)		1,402		-
Change in product inventory	9,554		29,326		(9,409)
Royalties	2,873		1,032		706
Depreciation and amortization[4]	109,273		121,812		67,422
Cost of sales	373,035		405,433		228,706

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2024 the variable consideration adjustments amounted to an expense of $3,849, the three months ended December 31, 2023 $nil, and for the three months ended March 31, 2023 income of $4,885.

4 Depreciation is based on concentrate sold.

TSX, NYSE – HBM 2024 No. 6

Peru	Three Months Ended
(in thousands)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net pounds of copper produced[1]	54,181	73,209	45,233

1 Contained copper in concentrate.

Peru	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	29,220	0.54	30,336	0.41	26,786	0.59
Milling	43,624	0.80	50,199	0.69	46,191	1.03
G&A	23,092	0.43	24,909	0.34	16,466	0.36
Onsite costs	95,936	1.77	105,444	1.44	89,443	1.98
Treatment & refining	14,975	0.28	19,626	0.27	10,603	0.24
Freight & other	16,580	0.30	20,854	0.28	12,427	0.27
Cash cost, before by-product credits	127,491	2.35	145,924	1.99	112,473	2.49
By-product credits	(104,329)	(1.92)	(106,227)	(1.45)	(50,899)	(1.13)
Cash cost, net of by-product credits	23,162	0.43	39,697	0.54	61,574	1.36

Peru	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	69,533	1.28	77,517	1.05	19,301	0.43
Silver[3]	15,550	0.29	14,322	0.20	8,577	0.19
Molybdenum	19,246	0.35	14,388	0.20	23,021	0.51
Total by-product credits	104,329	1.92	106,227	1.45	50,899	1.13
Reconciliation to IFRS:
Cash cost, net of by-product credits	23,162		39,697		61,574
By-product credits	104,329		106,227		50,899
Treatment and refining charges	(14,975)		(19,626)		(10,603)
Share-based compensation expenses	116		85		(14)
Change in product inventory	14,077		8,048		(11,135)
Royalties	2,118		1,456		665
Depreciation and amortization[4]	71,030		85,722		41,960
Cost of sales[5]	199,857		221,609		133,346

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated interim financial statements.

TSX, NYSE – HBM 2024 No. 6

British Columbia	Three Months Ended
(in thousands)	Mar. 31, 2024	Dec. 31, 2023
Net pounds of copper produced[1]	15,485	18,755

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	28,553	1.85	19,015	1.01
Milling	23,374	1.51	25,218	1.35
G&A	3,897	0.25	5,643	0.30
Onsite costs	55,824	3.61	49,876	2.66
Treatment & refining	3,476	0.22	4,850	0.26
Freight & other	4,293	0.28	4,654	0.25
Cash cost, before by-product credits	63,593	4.11	59,380	3.17
By-product credits	(9,543)	(0.62)	(9,286)	(0.50)
Cash cost, net of by-product credits	54,050	3.49	50,094	2.67

British Columbia	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023
Supplementary cash cost information	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Gold	7,564	0.49	6,876	0.37
Silver	1,979	0.13	2,410	0.13
Total by-product credits	9,543	0.62	9,286	0.50
Reconciliation to IFRS:
Cash cost, net of by-product credits	54,050		50,094
By-product credits	9,543		9,286
Treatment and refining charges	(3,476)		(4,850)
Share-based compensation expenses	5		-
Change in product inventory	(3,965)		8,469
Royalties	755		(424)
Depreciation and amortization[3]	11,649		5,489
Cost of sales[4]	68,561		68,064

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

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Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	11,982	0.16	15,487	0.16	42,292	0.85
Cash sustaining capital expenditures	62,314	0.80	87,609	0.87	47,869	0.96
Capitalized exploration	2,100	0.03	5,150	0.05	-	-
Royalties	2,873	0.04	1,032	0.01	706	0.02
Sustaining cash cost, net of by-product credits	79,269	1.03	109,278	1.09	90,867	1.83
Corporate selling and administrative expenses & regional costs	18,094	0.24	12,727	0.13	10,215	0.20
Accretion and amortization of decommissioning and community agreements[1]	4,007	0.05	8,967	0.09	1,958	0.04
All-in sustaining cash cost, net of by-product credits	101,370	1.32	130,972	1.31	103,040	2.07
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	46,220		54,040		33,554
Capitalized stripping net additions	31,983		40,861		26,984
Total accrued capital additions	78,203		94,901		60,538
Less other non-sustaining capital costs[2]	26,982		19,945		19,850
Total sustaining capital costs	51,221		74,956		40,688
Capitalized lease an equipment financing payments	8,274		8,708		4,702
Community agreement cash payments	800		2,274		1,189
Accretion and amortization of decommissioning and restoration obligations[3]	2,019		1,671		1,290
Cash sustaining capital expenditures	62,314		87,609		47,869

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

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Peru	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	23,162	0.43	39,697	0.54	61,574	1.36
Cash sustaining capital expenditures	29,779	0.55	42,351	0.58	33,564	0.74
Capitalized exploration[1]	2,100	0.04	5,150	0.07	-	-
Royalties	2,118	0.04	1,456	0.02	665	0.02
Sustaining cash cost per pound of copper produced	57,159	1.06	88,654	1.21	95,803	2.12

1 Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia	Three Months Ended[1]
	Mar. 31, 2024		Dec. 31, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	54,050	3.49	50,094	2.67
Royalties	20,361	1.31	24,063	1.28
Cash sustaining capital expenditures	755	0.05	(424)	(0.02)
Sustaining cash cost per pound of copper produced	75,166	4.85	73,733	3.93

1 As Copper Mountain was acquired on June 20, 2023, there were no comparative figures for the three months ended March 31, 2023.

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Net ounces of gold produced[1]	56,831	59,683	36,034

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	44,360	780	40,236	673	37,752	1,048
Milling	16,476	290	15,346	256	14,848	412
G&A	11,346	200	8,385	140	10,089	280
Onsite costs	72,182	1,270	63,967	1,069	62,689	1,740
Treatment & refining	9,213	162	11,189	186	7,892	219
Freight & other	6,189	109	6,765	113	5,349	148
Cash cost, before by-product credits	87,584	1,541	81,921	1,368	75,930	2,107
By-product credits	(45,734)	(805)	(55,928)	(934)	(42,131)	(1,169)
Gold cash cost, net of by-product credits	41,850	736	25,993	434	33,799	938

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Manitoba	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Copper	25,635	451	31,489	526	21,097	585
Zinc	14,588	257	18,473	308	17,374	482
Silver[3]	5,510	97	5,966	100	3,421	95
Other	-	-	-	-	239	7
Total by-product credits	45,734	805	55,928	934	42,131	1,169
Reconciliation to IFRS:
Cash cost, net of by-product credits	41,850		25,993		33,799
By-product credits	45,734		55,928		42,131
Treatment and refining charges	(9,213)		(11,189)		(7,892)
Inventory adjustments	(24)		1,402		-
Share-based compensation expenses	234		216		93
Change in product inventory	(558)		12,809		1,726
Royalties	-		-		41
Depreciation and amortization[4]	26,594		30,601		25,462
Cost of sales[5]	104,617		115,760		95,360

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated interim financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS consolidated interim financial statements.

Manitoba	Three Months Ended
	Mar. 31, 2024		Dec. 31, 2023		Mar. 31, 2023
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	41,850	736	25,993	434	33,799	938
Cash sustaining capital expenditures	12,173	214	21,195	354	14,304	397
Royalties	-	-	-	-	41	1
Sustaining cash cost per pound of gold produced	54,023	950	47,188	788	48,144	1,336

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Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Mining	29,220	30,336	26,786
Milling	43,624	50,199	46,191
G&A1	23,092	24,909	16,466
Other G&A2	(7,688)	(8,303)	(1,539)
Unit Cost	88,248	97,141	87,904
Tonnes ore milled	8,078	7,939	7,664
Combined unit cost per tonne	10.92	12.24	11.47
Reconciliation to IFRS:
Unit cost	88,248	97,141	87,904
Freight & other	16,580	20,854	12,427
Other G&A	7,688	8,303	1,539
Share-based compensation expenses	116	85	(14)
Change in product inventory	14,077	8,048	(11,135)
Royalties	2,118	1,456	665
Depreciation and amortization	71,030	85,722	41,960
Cost of sales[3]	199,857	221,609	133,346

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS consolidated interim financial statements.

Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Mining	44,360	40,236	37,752
Milling	16,476	15,346	14,848
G&A1	11,346	8,385	10,089
Less: Other G&A related to profit sharing costs	(4,131)	(1,522)	(1,139)
Unit cost	68,051	62,445	61,550
USD/CAD implicit exchange rate	1.35	1.36	1.35
Unit cost - C$	91,748	85,013	83,193
Tonnes ore milled	389,767	393,837	385,661
Combined unit cost per tonne - C$	235	216	216
Reconciliation to IFRS:
Unit cost	68,051	62,445	61,550
Freight & other	6,189	6,765	5,349
Other G&A related to profit sharing	4,131	1,522	1,139
Share-based compensation expenses	234	216	93
Inventory adjustments	(24)	1,402	-
Change in product inventory	(558)	12,809	1,726
Royalties	-	-	41
Depreciation and amortization	26,594	30,601	25,462
Cost of sales[2]	104,617	115,760	95,360

1 G&A as per cash cost reconciliation above.

2 As per IFRS consolidated interim financial statements.

TSX, NYSE – HBM 2024 No. 6

British Columbia	Three Months Ended
Combined unit cost per tonne processed	Mar. 31, 2024	Dec. 31, 2023
Mining	28,553	19,015
Milling	23,374	25,218
G&A1	3,897	5,643
Unit cost	55,824	49,876
USD/CAD implicit exchange rate	1.35	1.37
Unit cost - C$	75,282	68,168
Tonnes ore milled	3,180	3,262
Combined unit cost per tonne - C$	23.67	20.90
Reconciliation to IFRS:
Unit cost	55,824	49,876
Freight & other	4,293	4,654
Share-based compensation expenses	5	-
Change in product inventory	(3,965)	8,469
Royalties	755	(424)
Depreciation and amortization	11,649	5,489
Cost of sales[2]	68,561	68,064

1 G&A as per cash cost reconciliation above

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

4 As Copper Mountain was acquired on June 20 2023, there were no comparative figures for the three months ended March 31, 2023.

TSX, NYSE – HBM 2024 No. 6

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, the ability of the company to stabilize and optimize the Copper Mountain mine operation and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, the ability of the company to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of and timeline for the development and exploration drift at the 1901 deposit, the benefits and results of the option agreement entered into with Marubeni Corporation, the company's future deleveraging strategies and the company's ability to deleverage and repay debt as needed, expectations regarding the company's cash balance and liquidity, the company's ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status of the related drill permit application process, the ability to continue mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the ability for the company to further reduce greenhouse gas emissions, the company's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on the company's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and the ability for Hudbay to find a new anchor deposit near the company's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru;

TSX, NYSE – HBM 2024 No. 6

  no interruptions to the company's plans for advancing the Copper World project, including with respect to timely receipt of applicable permits and the pursuit of a potential joint venture partner;
  the ability for the company to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at Maria Reyna and Caballito;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including the current forest fire in the Flin Flon region and potential seasonal forest fires that may affect the regions in which the company operates;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the company's ability to deleverage and repay debt as needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at the company's operations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain, the failure to effectively complete the integration and optimization of the Copper Mountain operations or to achieve anticipated operating synergies, political and social risks in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of the company's employees in Manitoba and Peru, uncertainties related to the development and operation of the company's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, risks related to extreme weather events, including risks arising from the current forest fire in the Flin Flon region, potential seasonal forest fires that may affect the regions in which the company operates and other severe storms, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis, each of which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

TSX, NYSE – HBM 2024 No. 6

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

____________________

i Adjusted net earnings (loss) and adjusted net earnings (loss) per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; combined unit costs, net debt and any ratios based on these measures are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the "Non-IFRS Financial Performance Measures" section of this news release.

ii Calculated using the mid-point of the guidance range.

iii Sourced from S&P Global, August 2023.